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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1
                               (AMENDMENT NO. 4)

 Tender Offer Statement Pursuant to Section 14(d)(1) of the Securities Exchange
                                  Act of 1934

                                 WAVERLY, INC.

                           (Name of Subject Company)

                              MP ACQUISITION CORP.

                        WOLTERS KLUWER U.S. CORPORATION

                               WOLTERS KLUWER NV

                                   (Bidders)

                    COMMON STOCK, $2.00 PAR VALUE PER SHARE

                         (Title of Class of Securities)

                            943614107 (COMMON STOCK)

                     (CUSIP Number of Class of Securities)

                              MR. PETER W. VAN WEL

                     c/o Wolters Kluwer United States Inc.
                             161 North Clark Street
                                   48th Floor
                            Chicago, Illinois 60601
                                 (312) 425-7010

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                      Communications on Behalf of Bidders)

                                    COPY TO:

                             Arnold J. Schaab, Esq.
                        Pryor, Cashman, Sherman & Flynn
                                410 Park Avenue
                            New York, New York 10022
                            Telephone (212) 326-0168

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    This Amendment No. 4 amends the Tender Offer Statement on Schedule 14D-1
("Schedule 14D-1") of MP Acquisition Corp., a Maryland corporation (the "Offeror"), Wolters Kluwer U.S. Corporation, a Delaware corporation (the "Parent"), and Wolters Kluwer nv, a corporation organized under the laws of the Netherlands ("Wolters Kluwer") filed with the Securities and Exchange Commission on February 18, 1998, as previously amended, relating to the tender offer (the "Offer") for all outstanding shares of common stock, par value $2.00 per share of Waverly, Inc., a Maryland corporation (the "Company"), as follows:

Item 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    Item 4(a) is hereby amended as follows:

    The first paragraph of Section 10-- "Source and Amount of Funds" of the Offer to Purchase, filed as Exhibit (a)(1) to Schedule 14D-1, is deleted in its entirety and replaced with the following:

    Based on the number of shares outstanding at the commencement of the Offer, the total amount of funds required by the Offeror and the Parent to consummate the Offer and the Merger and to pay related fees and expenses is estimated to be approximately $385 million. However, pursuant to a Waiver, dated May 6, 1998, between the Company and the Parent and the Offeror (the "Waiver"), the Parent and the Offeror agreed to waive certain conditions in the Merger Agreement and the Option Agreement, as a result of which any holder of outstanding stock options would be permitted to exercise such options, provided that such holder agrees to tender into and not withdraw such shares from the Offer. If all optionholders exercise their rights as a result of the Waiver, then the total amount of funds required by the Offeror and the Parent to consummate the Offer and the Merger and to pay related fees and expenses is estimated to be approximately $423 million. The Offeror intends to obtain the required funds from capital contributions and/or loans from Wolters Kluwer.

Item 10.  ADDITIONAL INFORMATION

    Item 10(a) is hereby amended to add the following information:

    The Company and the Parent and the Offeror have agreed to waive certain conditions in the Merger Agreement and the Option Agreement which would permit holders of outstanding stock options to exercise such options, provided that each such holder tender into and not withdraw such Shares into the Offer. A copy of the waiver is filed herewith as Exhibit (c)(3) and is incorporated by reference.

Item 11.  MATERIALS TO BE FILED AS EXHIBITS

    (c)(3) Waiver, dated May 6, 1998, between the Company and the Parent and the Offeror.

                                       2
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 8, 1998                           MP Acquisition Corp.

                                             By:        /s/ BRUCE C. LENZ
                                                        ------------------------------------------
                                                        Name: Bruce C. Lenz
                                                        Title: Vice President, Treasurer and
                                                        Secretary
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 8, 1998                           Wolters Kluwer U.S. Corporation

                                             By:        /s/ BRUCE C. LENZ
                                                        ------------------------------------------
                                                        Name: Bruce C. Lenz
                                                        Title: Executive Vice President
                                                             and Chief Financial Officer
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 8, 1998                           Wolters Kluwer nv

                                             By:        /s/ PETER W. VAN WEL
                                                        ------------------------------------------
                                                        Name: Peter W. van Wel
                                                        Title: Member of the Executive Board
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                                 EXHIBIT INDEX

  EXHIBIT                                                   DESCRIPTION
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
    (c)(3)   Waiver, dated May 6, 1998, between the Company and the Parent and the Offeror